UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number: 001-34152

WESTPORT FUEL SYSTEMS INC.

 (Translation of registrant's name into English)

1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, Canada, V6P 6G2

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐    Form 20-F    ☒     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Fuel Systems Solutions, Inc. Merger Litigation

Between September 10, 2015 and October 2, 2015, four stockholders of Fuel Systems Solutions, Inc ("Fuel Systems") filed class actions in Court of Chancery of Delaware against Fuel Systems' CEO and board members, Fuel Systems, Westport Innovations, Inc. ("Westport") and Whitehorse Merger Sub Inc. alleging breaches of fiduciary duty. The alleged breaches related to the execution of the merger agreement dated September 1, 2015, between Fuel Systems and Westport, which was claimed to offer unfair and inadequate consideration for Fuel Systems stock. The class actions, among other things, sought additional disclosure of facts relating to the merger in connection with the stockholder vote thereupon, higher merger consideration, and/or monetary damages.

Westport filed certain supplemental disclosures to address plaintiffs' claims on December 28, 2015 as Amendment No. 1 ("Amendment No. 1") to the Registration Statement. These supplemental disclosures pertained to certain unaudited financial and operating forecasts of: (i) Fuel Systems prepared by Fuel Systems' management; and (ii) Westport prepared by Westport's management.

On August 30, 2016, the Court of Chancery entered an order dismissing the stockholder action with prejudice as to plaintiffs Pamela Peck, Craig Nehamen, Robert Barrie, and Saied Nami, and without prejudice as to all other plaintiffs and any absent members of the putative class. Pursuant to the order, the Court of Chancery retained jurisdiction solely for the purpose of determining the plaintiffs' application for an award of attorneys' fees and reimbursement of expenses.

Plaintiffs' counsel in the stockholder action expressed their intention to petition the Court for fees and reimbursement of expenses in view of the supplemental disclosures contained in the December 28, 2015 Amendment No. 1. After negotiations, and to eliminate any risk associated with the plaintiffs' fee petition, Westport Fuel Systems Inc. has agreed to pay, and will pay, fees and expenses of $225,000. This fee has not been approved or ruled upon by the Court of Chancery of Delaware.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPORT FUEL SYSTEMS INC.

By:	/s/ Ashoka Achuthan
Name:	Ashoka Achuthan
Title:	Chief Financial Officer

Date: September 20, 2016